UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
VENTURE LENDING & LEASING VII, INC.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
None
(CUSIP Number)
December 18, 2012
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Siguler Guff Distressed Opportunities Fund IV, LP I.R.S. Identification Nos. of above persons (entities only). 27-2203321
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	430
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		430
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.43%
12	TYPE OF REPORTING PERSON		PN

1	Names of Reporting Persons: Siguler Guff Distressed Opportunities Fund IV (F), LP I.R.S. Identification Nos. of above persons (entities only). 27-2203368
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,670
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		1,670
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.67%
12	TYPE OF REPORTING PERSON		PN

1	Names of Reporting Persons: Siguler Guff Distressed Opportunities Fund IV (P), LP I.R.S. Identification Nos. of above persons (entities only). 27-2204076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,580
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		3,580
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.58%
12	TYPE OF REPORTING PERSON		PN

1	Names of Reporting Persons: Siguler Guff Distressed Opportunities Fund IV (T), LP I.R.S. Identification Nos. of above persons (entities only). 27-2203391
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,010
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		1,010
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.01%
12	TYPE OF REPORTING PERSON		PN

1	Names of Reporting Persons: Siguler Guff Hawkeye Opportunities Fund, LP I.R.S. Identification Nos. of above persons (entities only). 27-4326717
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	5,360
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		5,360
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.36%
12	TYPE OF REPORTING PERSON		PN

1	Names of Reporting Persons: Siguler Guff Capital Partners (VLL 7), LLC I.R.S. Identification Nos. of above persons (entities only). 46-1327191
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	6,970
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED		6,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.97%
12	TYPE OF REPORTING PERSON		OO

Item 1(a)	Name of Issuer: VENTURE LENDING & LEASING VII, INC.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 104 La Mesa Drive, Suite 102 Portola Valley, CA 94028
Item 2(a)
Name of Persons Filing:
This statement is being filed by Siguler Guff Distressed Opportunities Fund IV, LP, Siguler Guff Distressed Opportunities Fund IV (F), LP, Siguler Guff Distressed Opportunities Fund IV (P), LP, Siguler Guff Distressed Opportunities Fund IV (T), LP, Siguler Guff Hawkeye Opportunities Fund, LP and Siguler Guff Capital Partners (VLL 7), LLC, a Delaware limited liability company (each a “Reporting Person” and together, the “Reporting Persons”).  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office, or if None, Residence: For each Reporting Person: 825 Third Avenue 10th Floor New York, NY 10022
Item 2(c)	Citizenship: Delaware
Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value
Item 2(e)	CUSIP Number: NONE
Item 3	Not Applicable.
Item 4
Amount beneficially owned:

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Each Reporting Person identified owns outstanding membership interests of Venture Lending & Leasing VII, LLC (the “Company”), which owns all of the outstanding shares of Common Stock of the Issuer (100,000 shares of Common Stock).   The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the Reporting Person may be deemed to beneficially own outstanding shares of Common Stock of the Issuer.  Each Reporting Person disclaims beneficial ownership of the shares except to the extent of its ownership of membership interests of the Company.

Siguler Guff Advisers, LLC (“SGA”) is an investment adviser organized under the laws of the State of Delaware.  SGA has investment authority with respect to the securities owned by each Reporting Person. By reason of such authority, SGA may be deemed to indirectly beneficially own the shares. SGA disclaims beneficial ownership of the shares except to the extent of its pecuniary interest, direct or indirect.

Item 5
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following    

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8
Identification and Classification of Members of the Group:

By virtue of SGA’s investment authority with respect to the securities owned by each Reporting Person, SGA and the Reporting Persons may be deemed to be a group as defined by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; however, SGA and each Reporting Person expressly disclaims membership in any such group.

Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2013

SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV, LP By Siguler Guff DOF IV GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV (F), LP By Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV (P), LP By Siguler Guff DOF IV GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV (T), LP By Siguler Guff DOF IV GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF HAWKEYE OPPORTUNITIES FUND IV, LP By Siguler Guff Hawkeye GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF CAPITAL PARTNERS (VLL 7), LLC By Siguler Guff Advisers, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  January 17, 2013

SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV, LP By Siguler Guff DOF IV GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV (F), LP By Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV (P), LP By Siguler Guff DOF IV GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF DISTRESSED OPPORTUNITIES FUND IV (T), LP By Siguler Guff DOF IV GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF HAWKEYE OPPORTUNITIES FUND IV, LP By Siguler Guff Hawkeye GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF CAPITAL PARTNERS (VLL 7), LLC By Siguler Guff Advisers, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory